



NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

CUSIP NO. 273771 10 5

NUMBER **SPECIMEN**

EAST MORGAN HOLDINGS, INC.

SHARES **SPECIMEN**

AUTHORIZED COMMON STOCK: 500,000,000 SHARES
PAR VALUE: $0.001

THIS CERTIFIES THAT **SPECIMEN**

IS THE RECORD HOLDER OF **SPECIMEN**

Shares of East Morgan Holdings, Inc. Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: **SPECIMEN**

SECRETARY

EAST MORGAN HOLDINGS, INC. CORPORATE Seal DELAWARE

PRESIDENT

SPECIMEN

NOTICE: BY ACCEPTING DELIVERY OF THIS CERTIFICATE THE RECORD HOLDER AND ANY ASSIGNEE(S) ACCEPT AND AGREE TO THE CONDITIONS UNDER "NOTICE" ON THE REVERSE.

COUNTERSIGNED
AMERICAN REGISTRAR & TRANSFER CO.
P.O. Box 1798, Salt Lake City, Utah 84110

By ______
Registrar - Authorized Signature